# Red Hen Collective Cooperative, Inc.
## California Cooperative Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2017

# RED HEN COLLECTIVE COOPERATIVE, INC.

## TABLE OF CONTENTS

|  | Page |
|---|---|
| INDEPENDENT ACCOUNTANT'S REVIEW REPORT | 1 |
| FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017 AND FOR THE PERIOD FROM MARCH 8, 2017 (INCEPTION) TO DECEMBER 31, 2017: |  |
| Balance Sheet | 2 |
| Statement of Operations | 3 |
| Statement of Changes in Members' Equity/(Deficit) | 4 |
| Statement of Cash Flows | 5 |
| Notes to Financial Statements | 6-12 |



To the Board of Directors
Red Hen Collective Cooperative, Inc.
Oakland, California

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Red Hen Collective Cooperative, Inc. (the "Company"), a California cooperative corporation, which comprise the balance sheet as of December 31, 2017, and the related statements of operations, changes in members' equity/(deficit), and cash flows for the period from March 8, 2017 (inception) to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

### Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

### Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

### Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

*Artesian CPA, LLC*

**Artesian CPA, LLC**
Denver, Colorado
August 23, 2018

**Artesian CPA, LLC**
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330  f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

## RED HEN COLLECTIVE COOPERATIVE, INC.
## BALANCE SHEET (UNAUDITED)
### As of December 31, 2017

**ASSETS**

Current Assets:

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 12,149 |
| Total Current Assets | | 12,149 |
| | | |
| TOTAL ASSETS | $ | 12,149 |

**LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)**

Current Liabilities:

| | | |
|---|---|---|
| Accrued expenses | $ | 6,000 |
| Accrued interest payable | | 650 |
| Due to related party | | 116,786 |
| Revenue share loans | | 36,500 |
| Total Current Liabilities | | 159,936 |
| | | |
| Members' Equity/(Deficit): | | |
| Preferred memberships | | 12,500 |
| Worker-memberships | | 10,000 |
| Collective account | | (170,287) |
| Total Members' Equity/(Deficit) | | (147,787) |
| | | |
| TOTAL LIABILITIES AND MEMBERS' EQUITY/(DEFICIT) | $ | 12,149 |

See Independent Accountant's Review Report and accompanying notes to the financial statements.

# RED HEN COLLECTIVE COOPERATIVE, INC.
## STATEMENT OF OPERATIONS (UNAUDITED)
### For the period from March 8, 2017 (inception) to December 31, 2017

| | |
|---|---:|
| Net revenues | $ - |
| Cost of net revenues | - |
| Gross profit | - |
| | |
| Operating Expenses: | |
| General & administrative | 153,995 |
| Sales & marketing | 15,642 |
| Total Operating Expenses | 169,637 |
| | |
| Loss from operations | (169,637) |
| | |
| Other Income/(Expense): | |
| Interest expense | (650) |
| Total Other Income/(Expense) | (650) |
| | |
| Provision for income taxes | - |
| | |
| Net loss | $ (170,287) |

See Independent Accountant's Review Report and accompanying notes to the financial statements.

-3-

# RED HEN COLLECTIVE COOPERATIVE, INC.
**STATEMENT OF CHANGES IN MEMBERS' EQUITY/(DEFICIT) (UNAUDITED)**
**For the period from March 8, 2017 (inception) to December 31, 2017**

| | Preferred Membership | | Worker-memberships | | | |
|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Collective Account | Total Members' Equity/(Deficit) |
| Balance at March 8, 2017 (inception) | - | $ - | - | $ - | $ - | $ - |
| Issuance of preferred memberships for cash | 125 | 12,500 | - | - | - | 12,500 |
| Issuance of worker-memberships for cash | - | - | 1 | 10,000 | - | 10,000 |
| Net loss | - | - | - | - | (170,287) | (170,287) |
| Balance at December 31, 2017 | 125 | $ 12,500 | 1 | $ 10,000 | $ (170,287) | $ (147,787) |

See Independent Accountant's Review Report and accompanying notes to the financial statements.

# RED HEN COLLECTIVE COOPERATIVE, INC.
## STATEMENT OF CASH FLOWS (UNAUDITED)
### For the period from March 8, 2017 (inception) to December 31, 2017

| | |
|---|---:|
| **Cash Flows From Operating Activities** | |
| Net Loss | $ (170,287) |
| Adjustments to reconcile net loss to net cash used | |
| in operating activities | |
| Changes in operating assets and liabilities: | |
| Increase/(Decrease) in accrued expenses | 6,000 |
| Increase/(Decrease) in accrued interest payable | 650 |
| Net Cash Used In Operating Activities | (163,637) |
| | |
| **Cash Flows From Financing Activities** | |
| Proceeds from issuance of worker-memberships | 10,000 |
| Proceeds from issuance of preferred memberships | 12,500 |
| Proceeds from related party advances | 116,786 |
| Proceeds from issuance of revenue share promissory notes | 36,500 |
| Net Cash Provided By Financing Activities | 175,786 |
| | |
| Net Change In Cash | 12,149 |
| | |
| Cash at Beginning of Period | - |
| Cash at End of Period | $ 12,149 |
| | |
| **Supplemental Disclosure of Cash Flow Information:** | |
| Cash paid for interest expense | $ - |
| Cash paid for income tax | $ - |

## NOTE 1:  NATURE OF OPERATIONS

Red Hen Collective Cooperative, Inc. (the "Company"), is a corporation organized March 8, 2017 under the laws of California.  The Company is a wine importer and wholesaler in the state of California.

As of December 31, 2017, the Company has not commenced planned principal operations nor generated revenue.  The Company's activities since inception have consisted of formation activities and preparations to raise capital.  Once the Company commences its planned principal operations, it will incur significant additional expenses.  The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

## NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned principal operations and is subject to a significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents.  The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active)

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the financial statements approximate their fair value.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.  Certain expenses directly attributable to the Company amounting to $18,468 were incurred prior to the Company's incorporation, which were funded by the founder, and were included in the period's activity.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.  The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.  The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $92,404 as of December 31, 2017. Current tax laws limit the amounts of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited. The Company pays Federal and California state income taxes and has used an effective blended rate of 28% to derive net tax assets of $25,858 as of December 31, 2017, resulting from its net operating loss carryforwards and other temporary book to tax differences from tax basis to GAAP basis. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2037, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

## NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues as of December 31, 2017. The Company has limited liquid assets available, with just $12,149 of cash as of December 31, 2017, and has current liabilities in excess of current assets by $147,787 as of December 31, 2017. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

## NOTE 4: REVENUE SHARE LOANS

During the period ended December 31, 2017, the Company issued to various investors revenue share promissory notes totaling $36,500. The notes are unsecured obligations of the Company. The notes require annual payments of 15% of gross profit (as defined in the note agreements) until 1.35x the loan amount has been repaid (subsequent to year-end, this was increased to 1.5x under amendment with each lender during 2018). The annual payments are due to the lenders on March 31 of each year, commencing May 1, 2019. The full principal of $36,500 remains outstanding as of December 31, 2017.

The Company has estimated the period these notes will be outstanding as ten years, and has recorded its estimated interest expense of $650 for the period ended December 31, 2017. As no principal or interest payments have been made as of December 31, 2017, the Company has accrued interest payable of $650.

## NOTE 5:  MEMBERS' EQUITY/(DEFICIT)

Capital Structure

The Company is organized as a California cooperative corporation and has two classes of members: (1) Worker-members and (2) Community Investors, also known as Preferred Members.  Certain criteria need to be met to be eligible to be a worker-member, as dictated in the Company's bylaws.

The corporation is a "worker cooperative," which means that it includes a class of worker-members who are natural persons whose patronage consists of labor contributed to or other work performed for the Company, and various other requirements outlined in the Company's bylaws.  Worker-members are required to contribute $10,000 for their membership interests.

Preferred memberships shall have no voting rights except as required by law while worker-members have equal voting power. Preferred members are entitled to preferred dividends and liquidation preferences.

The Company is to make annual distributions of its distributable cash in accordance with its bylaws, and at the discretion and subject to various determinations of the Company's board of directors.  After determining the distributable cash, if any, the distributable cash will be distributed as follows:

- 1/3 to preferred membership holders, distributed prorata to each preferred member's proportionate ownership of such class of membership interests.  This distribution is subject to an annual maximum of 8% of the original investment, and where the calculated distribution exceeds such amount the allocation will be reallocated under the terms specified in the Company's bylaws, such that the preferred members remain entitled to at least 4% of their original investment amount.
- 1/3 to worker-members, distributed prorata to each preferred member's proportionate ownership of such class of membership interests. This distribution is subject to an annual maximum of 50% of the total salaries of worker-members, and where the calculated distribution exceeds such amount the allocation will be reallocated under the terms specified in the Company's bylaws, such that the worker-members remain entitled to at least 10% of the total salaries of worker-members.
- 1/3 will be allocated to the Company's Plow Shares Fund, which shall be designated for the support of farmers and agricultural laborers.  This distribution is subject to an annual maximum of 20% of the total balance of the Plow Shares Fund, and where the calculated distribution exceeds such amount the allocation will be reallocated under the terms specified in the Company's bylaws, such that the Plow Shares Fund shall remain entitled to at least 5% of the total balance of the Plow Shares Fund.
- The Company's board of directors can also allocate amounts to remain in the Company's collective account (as defined in the bylaws).
- The Company's founder is entitled to an annual distribution equal to 2.5% of the Company's collective account (as defined in the bylaws) balance until $100,000 has been paid.

Any fiscal year loss is allocated 75% to worker-member accounts in proportion to patronage (as defined in the Company's bylaws) during the fiscal year and 25% to the Company's collective account (as defined in the Company's bylaws), except for losses occurring and/or carried over from the Company's first two fiscal years, which shall be allocated 100% to the Company's collective account.

Patronage dividends (as defined in the Company's bylaws) shall be made 50% in cash and 50% to each individual members' capital account, unless different proportions are approved by the Company's board of directors within eight-and-a-half months following a fiscal year's close. However, at least 20% must be distributed in cash.

The Company has the right to redeem any or all, or any portion of, Preferred Memberships at any time. The Redemption Price shall be calculated as 1.5 times the original investment, less preferred distributions received by the preferred member. After the second anniversary of a preferred investment, the preferred member may request redemption of their original investment amount at the following rates: 2 years at 70%, 3 years at 80%, 4 years at 90%, 5 years and after full original investment. If the Company determines that a requested redemption may impair the Company's ability to operate effectively, the Company's board of directors may limit, postpone, or refuse the redemption.

If and upon liquidation of the Company, the Company's remaining assets after repayment of indebtedness and reserve allowances, if any, will be allocated and paid first to preferred members up to each's original investment amount ($12,500 as of December 31, 2017), then to worker-members up to each's member account balance. Any remaining liquidation proceeds will be allocated pro rata in accordance with lifetime patronage (as defined in the bylaws) to all current and former worker-members.

Equity Activity

In September 2017, the Company issued 125 preferred membership interests for proceeds of $12,500. The purchase price is $100 per unit.

In November 2017, the Company issued one worker-membership unit for proceeds of $10,000.

**NOTE 6:  RELATED PARTY TRANSACTIONS**

The Company's CEO, a related party, paid for the Company's expenses as needed to cover operational needs. The Company also issued a note payable to this related party for unpaid salary in 2017, amounting to $75,000. The balance will be repaid without interest at the CEO and Company's board of directors discretion, as funds are available. The balance due to the related party as of December 31, 2017 was $116,786. This balance is considered payable on demand and bears no interest.

**NOTE 7:  RECENT ACCOUNTING PRONOUNCEMENTS**

In January 2016, the FASB issued Accounting Standards Update ("ASU") 2016-01, *Recognition and Measurement of Financial Liabilities*. This update makes amendments to the guidance in U.S. GAAP on the classification and measurement of financial instruments. The new standard significantly revises an entity's accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments.

ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is evaluating the effect that the updated standard will have on the consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842)" ("ASU 2016-02")  which supersedes FASB ASC Topic 840, "Leases" and provides principles for recognition, measurement, presentation and disclosure of leases for both lessees and lessors. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively.  A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months regardless of classification.  Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases.  The standard is effective for the Company beginning January 1, 2020, with early adoption permitted.  The Company is currently evaluating the impact of adopting ASU 2016-02 on the consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-Based Payment Accounting*, which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the statement of cash flows. Early adoption is permitted, and the updated standard must be adopted no later than the first quarter of fiscal 2018. The Company is currently evaluating the effect that the updated standard will have on the consolidated financial statements and related disclosures.

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2017. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company expects to complete its evaluation in the second half of 2018 and intend to adopt the new standard effective January 1, 2019.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flow - Classification of Certain Cash Receipts and Cash Payments (Topic 230) ("ASU 2016-15"), which addresses a few specific cash flow issues with the objective of reducing the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact of this new pronouncement on its statement of cash flows.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

## NOTE 8:  SUBSEQUENT EVENTS

Amendment of 2017 Revenue Share Promissory Notes and Issuance of Additional Revenue Share Promissory Notes

Subsequent to December 31, 2017, the Company amended the revenue share promissory notes issued in 2017, increasing the amounts and issued additional revenue share promissory notes resulting in a total amount of $90,000 to various lenders through the issuance of these financial statements.  The repayment rate for all loans, including the 2017 issuances, was increased from 1.35x to 1.5x.

Management's Evaluation

Management has evaluated subsequent events through August 23, 2018, the date the financial statements were available to be issued.  Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.